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                            October 15, 2020

       Jeff Tuder
       Chief Executive Officer
       Concord Acquisition Corp
       477 Madison Avenue
       New York, NY 10022

                                                        Re: Concord Acquisition
Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
22, 2020
                                                            CIK No. 0001824301

       Dear Mr. Tuder:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS submitted September 22, 2020

       General

   1. We note your disclosure that Cowen Investments is an affiliate of Cowen and Company,
                                                        LLC, an underwriter in
the offering. Please tell us whether Cowen plans to make a market in the securities. If
so, amend the registration statement to register the market-making activities, including
by adding disclosure in a footnote to the registration statement fee table, the prospectus
cover page and the underwriting section.
 Jeff Tuder
FirstName  LastNameJeff
Concord Acquisition CorpTuder
Comapany
October 15,NameConcord
            2020         Acquisition Corp
October
Page  2 15, 2020 Page 2
FirstName LastName
Risk Factors
Our amended and restated certificate of incorporation . . . , page 63

2. We note your disclosure here and on page 145 that your exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act, for which the federal district courts of the United States of America shall be the sole and exclusive forum. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please clarify.
       You may contact Jorge Bonilla at 202-551-3414 or Kristina Marrone at 202-551-3429 if
you have questions regarding financial statements and related matters. Please contact Ronald
(Ron) Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Jason Simon